FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 31, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

31 August 2022

Notice of adjustment of the Conversion Price for  NatWest Group plc's (the "Company") Subordinated Contingent Convertible Additional Tier 1 Capital Notes

The Company announced on 25 August 2022 that the resolutions proposed at the General Meeting seeking approval by its shareholders of the Special Dividend and Share Consolidation (both as defined in the shareholder circular dated 9 August 2022) and related matters, as well as the resolution proposed at the Class Meeting seeking approval by the ordinary shareholders to sanction the Share Consolidation and the amendment to its Articles proposed at the General Meeting, were duly passed. The Company further announced on 30 August 2022 that the Share Consolidation had taken effect at 8.00 a.m. (BST) on such date (the "Effective Date").

The Company hereby notifies the holders of each outstanding series of its Subordinated Contingent Convertible Additional Tier 1 Capital Notes listed below (each, a "Series") that, as a result of the Special Dividend and the Share Consolidation, the Conversion Price per ordinary share for each Series has been adjusted as set out in the table below (the "Adjustments"), in each case pursuant to the Conversion Price anti-dilution adjustment provisions of the applicable Supplemental Indenture in respect of each Series set out below:

ISIN	Principal Amount Outstanding (million)	Date of Issuance	Final Legal Maturity	Coupon	Listing and Trading Venue	Conversion Price before Adjustments	Conversion Price after Adjustments	Applicable Supplemental Indenture and Conversion Price Anti-Dilution Adjustment Provision
US780099CK11	$1,150	10/08/2015	Perpetual	8.000%	Irish Stock Exchange	$3.295*	$3.314	Section 3.01 of the Second Supplemental Indenture dated August 10, 2015
US780097BQ34	$1,500	29/06/2020	Perpetual	6.000%	International Securities Market of the London Stock Exchange	$2.179	$2.191	Section 4.01 of the Fourth Supplemental Indenture dated June 29, 2020
XS2258827034	£1,000	12/11/2020	Perpetual	5.125%	International Securities Market of the London Stock Exchange	£1.754	£1.764	Section 4.01 of the Sixth Supplemental Indenture dated November 12, 2020
XS2315966742	£400	12/03/2021	Perpetual	4.500%	International Securities Market of the London Stock Exchange	£1.754	£1.764	Section 4.01 of the Seventh Supplemental Indenture dated March 12, 2021
US639057AD02	$750	28/06/2021	Perpetual	4.600%	International Securities Market of the London Stock Exchange	$2.448	$2.462	Section 4.01 of the Eighth Supplemental Indenture dated June 28, 2021

The Adjustments became effective on the Effective Date, which was also the date on which the Company's ordinary shares were marked ex-entitlement for purposes of the Special Dividend.

Apart from the Adjustments listed above, the terms and conditions of each Series remain unchanged.

Capitalized terms in respect of a Series not otherwise defined in this notice shall have the meaning given to them in relevant Supplemental Indenture of such Series.

* The Conversion Price before adjustments in respect of this Series reflects an initial adjustment of the original Conversion Price per ordinary share from $3.606 to $3.504 as a result of the special dividend paid by the Company on 30 April 2019 and a subsequent adjustment from $3.504 to $3.295 as a result of the special dividend paid by the Company on 20 September 2019, in each case pursuant to Section 3.01 of the Second Supplemental Indenture dated August 10, 2015.

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
NatWest Group plc
Tel: +44 (0)7747 455969

Paul Pybus
Investor Relations
NatWest Group plc
Tel: +44 (0)7769 161183

This notice has been prepared solely for information purposes and is not intended to, and does not constitute or form part of, and should not be construed as, an offer to sell or the solicitation of an offer to buy any security of the Company.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

Date: 31 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary